MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Voting Rights Announcements | 6 June 2023 16:00

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
06.06.2023 / 16:00 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

	Acquisition/disposal of shares with voting rights

	Acquisition/disposal of shares with voting rights
	Acquisition/disposal of instruments
	Change of breakdown of voting rights
X	Other reason: Equity collateral received.

3. Details of person subject to the notification obligation

Legal entity: DWS Investment GmbH
City of registered office, country: Frankfurt am Main, Germany

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

5. Date on which threshold was crossed or reached:

01 Jun 2023

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	3.29 %	0.00 %	3.29 %	34231943
Previous notification	1.69 %	0.00 %	1.69 %	/

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0006632003	0	1125420	0.00 %	3.29 %
Total	1125420		3.29 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
			0	0.00 %
		Total	0	0.00 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
				0	0.00 %
			Total	0	0.00 %

8. Information in relation to the person subject to the notification obligation

X	Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or

X	nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)

9. In case of proxy voting according to Sec. 34 para. 3 WpHG
(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:
Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights	Proportion of instruments	Total of both
%	%	%

10. Other explanatory remarks:

Equity collateral received via transfer of title.

Date

05 Jun 2023

Language:	English
Company:	MorphoSys AG
	Semmelweisstr. 7
	82152 Planegg
	Germany
Internet:	www.morphosys.com

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